EXHIBIT 99.1

OR Royalties Announces More Positive Developments on Select Assets

MONTRÉAL, Sept. 11, 2025 (GLOBE NEWSWIRE) -- OR Royalties Inc. (“OR Royalties” or the “Company”) (OR: TSX & NYSE) is pleased to provide the following select asset updates. Amounts presented are in United States dollars, except where otherwise noted.

Jason Attew, President & CEO of OR Royalties commented: “Today’s update illustrates the continued momentum across OR Royalties’ portfolio of development and exploration assets. Positive advancements at Cascabel, Cariboo, Marimaca MOD, Spring Valley, Dalgaranga and Windfall have served to further increase our confidence in their respective development and construction timelines over the near-to-medium term. In addition, recent spectacular exploration results at TDG Gold’s AuWEST project in British Columbia helped to reinforce our conviction in a new royalty acquisition we completed just earlier this year. Along these same lines, OR Royalties is expecting several more material portfolio growth catalysts to surface throughout the remainder of the 2025 year as positive progress continues to materialize thanks to the hard work and ongoing dedication of our operating counterparties.”

Cascabel (operated by SolGold plc)

On July 17, 2025, SolGold plc (“SolGold”) outlined an updated execution plan and development pathway for its flagship Cascabel copper-gold project in Ecuador, with first production scheduled as early as 2028. The optimized project schedule prioritizes near-term cash flow through the phased development of the Tandayama-Ameríca (“TAM”) open pit and Alpala Sub-Level Cave (“SLC”). Initial feed will be sourced from the TAM open pit (targeted for January 2028), followed by underground ore from the Alpala SLC in the fourth quarter of 2028. Construction of the processing plant and an on-concession tailings storage facility is expected to be completed by the fourth quarter of 2028, enabling processing shortly thereafter. The full-scale Alpala Block Cave, which underpins long-term production, is scheduled to deliver first ore by year-end 2031. Finally, and in the near-term, all critical early works-including Santa Cecilia community relocation, surface preparation, and decline access are expected to be completed within the next 24 months.

G Mining Services (“GMS”), SolGold’s engineering partner for Cascabel, has also completed phase one of its scope of work, culminating in the delivery of a Project Execution Plan (“PEP”) for the Cascabel Project (as outlined above). The PEP provides the foundation and definition for the project to move forward into a feasibility study, also being managed by GMS, and the subsequent phases of development.

On the permitting front, work continues on the Cascabel Environmental Impact Assessment (“EIA”) to support full construction approvals. SolGold is leveraging lessons learned from the exploitation agreement process and actively engaging with local and national stakeholders to ensure alignment with regulatory expectations and community needs. The collection of required baseline data, a major contributor to the EIA and permitting process, is ongoing.

On July 21, 2025, SolGold announced that it had received the second $33.3 million of funds under its $100 million initial deposit from the streaming agreement (“Agreement”) with Franco-Nevada Corporation (Barbados) and OR Royalties International Ltd. (“ORIL”).

On July 28, 2025, SolGold reported a drill intercept of 164.4 meters (“m”) from 21.6m grading 0.35% copper (“Cu”) and 0.42 grams per tonne (“g/t”) gold (“Au”) from drilling on at the TAM deposit, where a definition drilling program remains ongoing in support of the PEP. Further to this, and on August 15, 2025, SolGold reported additional drilling from TAM including 140.0m grading 0.41% Cu and 0.59g/t Au from 8.0m.

OR Royalties owns a 0.6% net smelter return (“NSR”) royalty over the entire Cascabel property covering approximately 4,979 hectares. SolGold has the right to buy down one-third of the NSR until November 2026. Beginning in 2030 and until the end of 2039, OR Royalties will receive minimum annual payments under the NSR of $4 million.

OR Royalties, through its wholly-owned subsidiary ORIL, also owns a 6% stream of the contained gold produced from Cascabel until 225,000 ounces of gold have been delivered, and 3.6% thereafter for the remaining life of the mine. ORIL made an initial cash deposit totaling $10 million to SolGold upon closing of the gold stream transaction in 2024 and will make two additional pre-construction staged deposits of $10 million each, subject to satisfaction of key development milestones and other conditions precedent. As noted above, the first of these two remaining staged deposits was paid to SolGold in July 2025. ORIL will provide additional deposits to SolGold totaling $195 million to fund construction costs of Cascabel, subject to customary conditions including execution by SolGold of an Investment Protection Agreement with the Government of Ecuador related to the construction and development of Cascabel, receipt of all material permits, a board-approved construction decision and the balance of the construction financing being available.

Cariboo (operated by Osisko Development Corp.)

On July 21, 2025, Osisko Development Corp. (“Osisko Development”) announced that it had entered into a credit agreement with a fund advised by Appian Capital Advisory Limited with respect to a senior secured project loan credit facility (the “Credit Facility”) totaling $450 million for the development and construction of its permitted, 100%-owned Cariboo Gold Project (the “Project” or “Cariboo"), located in central British Columbia, Canada.

The Credit Facility provides strategic capital and enhanced financial flexibility as Osisko Development advances Cariboo through the next phase of pre-construction and early works milestones toward construction readiness. It is structured in two tranches aligned with the Project's planned development timeline. An initial draw of $100 million was completed and will be used to: (i) undertake a 13,000m infill drill campaign to further de-risk Project mine planning assumptions; (ii) fund pre-construction and construction activities for the development of Cariboo; (iii) repay Osisko Development’s existing outstanding $25 million term loan with National Bank of Canada, maturing in October 2025; and (iv) support Cariboo’s general working capital requirements.

On August 15, 2025, Osisko Development announced the successful closing of a private placement of 99,065,330 units of Osisko Development (each, a “Unit”) at a price of $2.05 per Unit (the “Issue Price”) for aggregate gross proceeds of approximately $203 million (the “Offering”). The Offering was comprised of (i) a “bought deal” brokered private placement of 58,560,000 Units at the Issue Price for aggregate gross proceeds of approximately $120 million, and (ii) a non-brokered private placement of 40,505,330 Units at the Issue Price for aggregate gross proceeds of approximately $83 million (the “Non-Brokered Offering”). The Non-Brokered Offering included an approximate $75 million subscription by Double Zero Capital LP (“Double Zero”), a Delaware investment firm, representing approximately 15.4% of the issued and outstanding common shares of Osisko Development following the closing of the Offering, on a non-diluted basis. Upon closing of the Offering, OR Royalties’ interest in Osisko Development was reduced to 13.97% of total shares outstanding.

According to the recently completed Optimized Feasibility Study (“OFS”), completed earlier in 2025, the Cariboo project will now proceed through a single-phase construction period, and subsequently ramp-up directly to nameplate capacity of 4,900 tonnes per day, which is aligned with the existing permitting framework. The OFS also outlined streamlined processing facilities into a single location and improved flowsheet design with incorporation of a gravity circuit, as well as production of a higher-grade concentrate end-product. The OFS was based on a Probable Mineral Reserve of 17.8 million tonnes grading 3.62 g/t Au for 2.071 million ounces (“Moz”) contained Au. Production estimates are based on an average life-of-mine (“LOM”) gold recovery rate of 92.6%.

Cariboo is a fully-permitted project, and first gold production from Cariboo could come as early as the second half of 2027 assuming construction commences in the second half of 2025. OR Royalties owns a 5.0% NSR royalty on the Cariboo property.

Marimaca MOD (operated by Marimaca Copper Corp.)

On August 25, 2025, Marimaca Copper Corp. (“Marimaca”) announced the results of the Definitive Feasibility Study (“DFS”) for its flagship Marimaca Oxide Deposit (“MOD”). The DFS outlined a project with steady-state (years 2-10) production of approximately 49ktpa (108 million pounds (“lbs”)) of Grade A LME copper cathode (LOM average of 43ktpa copper cathode). Estimated steady-state (expected between years two to ten) C1 cash costs1 of US$1.68/lb; AISC of US$2.09/lb places MOD in the middle of the 2nd quartile of the peer group for this period, when compared to the benchmarked universe of copper assets, per Wood Mackenzie.

The DFS was based on a maiden Proven Reserves of 94.3Mt grading 0.46% CuT (0.28% CuS)2 and Probable Reserves of 84.3Mt of 0.37% CuT (0.21% CuS). The Mineral Reserve is contained in a single open pit, developed over eight phases. The LOM strip ratio, which includes Inferred Mineral Resource material as waste and the initial pre-strip, is 0.8:1. Initial throughput of 12 million tonnes per annum (“Mtpa”) of heap leach material expands to 16 Mtpa in the second phase starting in year 6 of the mine plan.

Following the endorsement of the MOD DFS by Marimaca’s Board of Directors, Marimaca will commence various early works activities which will include detailed design and engineering, grade control drilling, further optimization metallurgical programs, deposits on key equipment as well as site preparation works including construction of access roads and buildings. The DFS assumes these items are completed ahead of Final Investment Decision (“FID”) to achieve appropriate project maturity before FID.

Finally, the MOD debt financing process has commenced, with debt advisors and Independent Technical Experts engaged and reviewing the DFS in preparation for formal launch of a broad debt process to support project development. Marimaca has completed an initial outreach program to various debt providers with expressions of interest of up to US$500 million based on initial, pre-DFS, financial models. Marimaca is also currently exploring strategic alternatives to the development of the project, including engagement with strategic mining companies and copper producers, traders and offtakers, and other alternative financing sources.

Just prior to the MOD DFS results, and on August 21, 2025, Marimaca announced it had executed a binding asset purchase option agreement to acquire a used sulfuric acid plant in Chile from CEMIN Holding Minero. Sulfuric acid is one of the key input costs for the MOD, and the ability to produce a significant amount of its own supply will reduce exposure to a volatile acid market. The annual capacity of this acid plant would account for approximately 30-40% of total annual acid consumption at the MOD, depending on phase of development.

OR Royalties owns a 1% NSR royalty on Marimaca covering all known resources and prospective exploration (1,310 hectares) and has a right of first refusal with respect to any royalty, stream, or similar interest in connection with financing the project.

Spring Valley (operated by Solidus Resources, LLC, a wholly-owned subsidiary of Waterton Mining)

OR Royalties is pleased to highlight that, on July 15, 2025, the United States Bureau of Land Management had taken major action by signing the Record of Decision on Solidus Resources LLC’s (“Solidus”) Spring Valley gold project located in Northern Nevada. The project is now fully-permitted and “shovel-ready,” with initial construction at Spring Valley now pending only full project financing.

Spring Valley is a major mineral project under financing consideration by the Export-Import Bank of the United States (“EXIM”) under the recent Executive Orders on domestic mineral production and industrial reinvigoration. Recall that on May 13, 2025, Solidus announced the receipt of a Letter of Interest from EXIM regarding the potential financing of up to $835,000,000 for the Spring Valley Project. The funding for this project is being considered under EXIM’s Make More in America initiative and its China and Transformational Exports Program.

Solidus released the results of the Spring Valley feasibility study (the “FS”) in February 2025, which outlined a +10-year life-of-mine (“LOM”) averaging over 300 thousand ounces (“koz”) of gold per year (excluding a residual year of gold leaching), with 348koz Au expected to be produced per year over the first five years. Spring Valley is envisaged as a single, large open-pit mine with a LOM strip ratio of 2.9:1. The FS was based on a Probable Mineral Reserve of 243 million short tons, grading 0.016 ounce per short ton Au for 3.8Moz contained Au. Production estimates are based on an average LOM gold recovery rate of 80.5%.

OR Royalties owns a 2.0% to 3.5% NSR royalty on the core of the Spring Valley deposit, and a 0.5% NSR royalty on peripheral claims, the latter of which comprises only a small percentage of the overall defined Mineral Resource. The majority of the current pit constrained resource sits within OR Royalties’ 3.5% NSR royalty area. The royalty on the core claims becomes payable once 500koz Au are recovered from Spring Valley.

Dalgaranga (operated by Ramelius Resources Ltd.)

On August 25, 2025, Ramelius Resources Ltd. (“Ramelius”) announced its financial year 2025 (“FY25”) financials results, less than a month after its transformational combination with Spartan Resources Limited (“Spartan”) was officially implemented on July 31, 2025. Ramelius’ vision of becoming a 500koz gold producer by financial year 2030 with the integration of Dalgaranga will be supported by the release of a new 5-Year Plan (the “Plan”); as such, Ramelius is undertaking a Dalgaranga Integration Study (the “DIS”) on its now wholly-owned Mt Magnet Hub and Dalgaranga assets to develop this Plan, with release of the Plan expected in its December 2025 Quarter. As part of the integration process following completion of the Spartan merger, Ramelius focused on retaining Spartan’s operational and exploration personnel with an overall acceptance of rate of 96%. The common goal of integrating the Dalgaranga underground mine into the Mt Magnet hub and significantly expanding the resource base has ensured a smooth transition.

As Ramelius looks forward at its own growth ambitions, the integration of the high-grade Dalgaranga Mineral Resource into its already-operating Mt Magnet hub, including the Checkers mill, remains a core focus. The project not only provides a baseload of high-grade material, but also provides additional exploration upside, which has already been highlighted by the Ramelius team. As it relates to Dalgaranga’s potential near-term contributions, Ramelius management also mentioned on its recent FY25 results conference call, held on August 26, 2025, that it now expects initial gold production from Dalgaranga in its financial year 2026, with production increasing the following year, followed by a subsequent “large step up” in financial year 2028.

On September 9, 2025, Ramelius noted that development of the Juniper decline at Dalgaranga continues, and that ore drive development intersected the high-grade Never Never deposit in late July. Additionally, the DIS is now expected to be at Pre-Feasibility level and remains on track to be delivered in Ramelius’ December 2025 Quarter. Furthermore, Ramelius’ focus of exploration and resource definition drilling at Dalgaranga in FY26 will be under the existing Gilby’s open pit, at Four Pillars, West Winds and Applewood with a A$19M spend for 75,000 drill metres planned. Concurrently, grade control infill drilling will continue to target the Never Never and Pepper Mineral Resources. Finally, Ramelius also provided new infill drilling results from both the Never Never and Pepper deposits since it took ownership with highlight holes including 43.5m at 11.7g/t Au from 207.0m (including 14.9m at 30g/t Au from 210.9m) at Never Never, and 13.5m at 6.22g/t Au from 178.5m (including 0.43m at 150g/t Au from 191.6m) at Pepper.

OR Royalties owns a 1.44% gross revenue royalty (“GRR”) on Dalgaranga, as well as a 1.08-2.08% GRR on additional regional exploration licenses now owned, operated and advanced by Benz Mining Corp. (“Benz”). Benz recently completed an equity offering of A$30 million based on its own recent impressive exploration success at Glenburgh which sits within OR Royalties’ 1.08% GRR Area of Interest. Ramelius currently owns 13.15% of all the issued and outstanding common shares of Benz.

Windfall (operated by Gold Fields Ltd.)

On August 22, 2025, Gold Fields Ltd. (“Gold Fields”) provided updates on the Windfall gold project, as part of the company’s half-yearly financial results for the six months ended June 30th, 2025.

Gold Field’s Windfall team has made progress with its environmental permitting process, submitting a second series of responses to the Commodity Exchange (COMEX) and an update of key studies at the end of July 2025. Provincial EIA approval and final permits are now expected in the first quarter of 2026. Gold Fields also continued to progress the engineering work required ahead of a final investment decision expected in the first quarter of 2026. During the second quarter of 2025, Windfall onboarded Hatch Ltd. to support the advancement of the engineering, project planning and execution readiness of the project. Good progress has been made in staffing the project team during the quarter. An updated Windfall Feasibility Study, and subsequent Windfall FID are now being targeted for the first quarter of 2026, followed by an expected 24-month construction period with first gold targeted in 2028 (unchanged from previously disclosed timelines).

Engagements for the execution of an Impact Benefit Agreement with the Cree First Nation of Waswanipi and the Cree Nation Government have increased in frequency (with compensation chapters of the IBA under discussion) with a full schedule committed to by the respective team members; completion of all aspects of the IBAs is now targeted for the first quarter of 2026.

OR Royalties owns a 2-3% NSR royalty on the Windfall project and surrounding property.

Hermosa (operated by South32 Ltd.)

On July 20, 2025, South32 Ltd. (“South32”) released its quarterly activities report for the June 2025 quarter. Within the report, South32 highlighted that it had invested $517 million of growth capital expenditure at Hermosa in FY25 (representing 94% of budgeted spending), as it progressed construction of the Taylor zinc-lead-silver project. At Taylor, South32 commenced sinking the main shaft and continued sinking the ventilation shaft during the June 2025 quarter. South32 also commenced construction activities for the process plant during the June 2025 quarter. Subsequently, and on August 27, 2025, South32 provided a financial year 2026 (“FY26”) outlook for Hermosa, noting that it expected to increase its annual investment at Hermosa by $233M to $750M in FY26 reflecting a planned increase in construction activity at Taylor for the shafts and surface infrastructure.

On the state-level permitting front, and on August 25, 2025, South32 announced that had submitted information to the Arizona Department of Environmental Quality (ADEQ) in response to its limited reopening of the Hermosa air quality permit. This action was taken to address the five non-substantive petitioner claims upheld in the Environmental Protection Agency (EPA)’s May 30th, 2025, decision. In its original decision, the EPA rejected 15 of the 20 claims raised by petitioners, confirming the permit met all substantive requirements under the Clean Air Act. The five claims upheld were procedural, focusing on improving recordkeeping and reporting clarity. The public commentary period associated with these five claims, extends to late September 2025. Public comments can be made only on the specific sections of the permit that were revised in response to EPA’s request.

On the federal permitting front, a key milestone in the FAST-41 United States federal permitting process for Hermosa was achieved during South32’s June 2025 quarter, with the US Forest Service releasing a Draft Environmental Impact Statement (DEIS). A Final Environmental Impact Statement remains on track for the second half of South32’s FY26. While all planned mining activities are confined to private lands and the project requires multiple state-level permits to initiate early works, federal authorization is required to advance full development.

OR Royalties owns a 1% NSR royalty on sulphide ores of lead and zinc produced at Hermosa.

AuWEST (operated by TDG Gold Corp.)

On September 2, 2025, TDG Gold Corp. (“TDG”) reported assays from the first drillhole completed at the AuWEST target (“AuWEST”) within the TDG’s 100%-owned Greater Shasta-Newberry (“GSN”) project located in the Toodoggone District of northern British Columbia. Drillhole TDG25-001 was drilled near-vertical and within 20m of the boundary with Freeport McMoRan-Amarc Resources’ AuRORA gold-rich copper porphyry-style discovery.

Most notably, drill hole TDG25-001 intersected 100.0m grading 2.24 g/t Au and 0.38% Cu from 308.0m depth, contained within a broader 240.6m zone grading 1.23 g/t Au and 0.23 % Cu. Four additional diamond drillholes completed have intersected similar mineralization consisting of disseminated and vein hosted sulphides extending over significant intervals and similar in appearance to the mineralization encountered in TDG25-001 (assays pending). TDG is well-funded with over $38 million cash in treasury to complete the currently proposed 2025 and 2026 programs.

OR Royalties owns an 1.0% NSR royalty on AuWEST, and on TDG’s broader GSN project. Based on these recently announced drill results, OR Royalties expects to make an additional C$5 million payment to Sable Resources Ltd. (the previous owner and seller of the royalty), which had been conditional on a discovery milestone related to TDG’s GSN project.

Sources for Technical Information:

Cascabel

  Operator Website: https://solgold.com.au/projects/ecuador/cascabel-project/ (Asset profile)
  SolGold plc press release (dated 2025-07-17) https://polaris.brighterir.com/public/solgold/news/rns/story/wk42j1r (Asset profile)
  SolGold plc press release (dated 2025-07-21) https://polaris.brighterir.com/public/solgold/news/rns/story/w30v5yw (Asset profile)
  SolGold plc press release (dated 2025-07-28) https://polaris.brighterir.com/public/solgold/news/rns/story/xl9vv9x (Asset profile)
  SolGold plc press release (dated 2025-07-17) https://polaris.brighterir.com/public/solgold/news/rns/story/wk42j1r (Asset profile)
  NI 43-101 Technical Report – Pre-Feasibility Study For the Cascabel Project, Imbabura Province, Ecuador, SolGold plc (issue date 2024-03-08) https://wp-solgold-2023.s3.ca-central-1.amazonaws.com/media/2024/03/CAPR2807_Cascabel_PFS-report_V20240309_v2.pdf (Asset profile, Mineral Reserves and Mineral Resources, LOM, LOM Production)

Cariboo

  Operator Website: https://osiskodev.com/projects/cariboo-gold/ (Asset profile)
  Osisko Development Corp. press release (dated 2025-07-21) https://osiskodev.com/news/news-releases/osisko-development-secures-us450-million-financing-facility-to-develop-the-cariboo-gold-project (Asset profile)
  Osisko Development Corp. press release (dated 2025-07-31) https://osiskodev.com/news/news-releases/osisko-development-announces-us195-million-financing (Asset profile)
  Osisko Development Corp. press release (dated 2025-08-15) https://osiskodev.com/news/news-releases/osisko-development-closes-us203-million-private-placement-financing (Asset profile)
  Osisko Development Corp. press release (dated 2025-04-28) https://osiskodev.com/news/news-releases/osisko-development-announces-optimized-feasibility-study-for-permitted-cariboo-gold-project-with-c943-million-after-tax-npv5-and-221-irr-at-us2400oz-base-case-gold-price-at-us3300oz-spot-gold-c21-billion-after-tax-npv5-and-380 (Asset profile, Mineral Reserves and Mineral Resources, LOM, LOM Production)

Marimaca MOD

  Marimaca Copper Corp. press release (dated 2025-08-25) https://marimaca.com/wp-content/uploads/2025/08/News-Release_Marimaca-Oxide-Deposit-DFS_Final-for-Release.pdf (Asset profile, Mineral Reserves and Mineral Resources, LOM, LOM Production)
  Marimaca Copper Corp. corporate presentation (dated 2025-08-26) https://marimaca.com/wp-content/uploads/2025/08/Marimaca-Oxide-Deposit-DFS-Presentation-August-2025-1.pdf (Asset profile, Mineral Reserves and Mineral Resources, LOM, LOM Production)

Spring Valley

  Operator Website: https://solidus-resources.com/spring-valley-project/2025-feasibility-study/ (Asset Profile)
  Solidus Resources press release (dated 2025-08-15) https://solidus-resources.com/waterton-mining-secures-key-federal-approval-for-spring-valley-project-advancing-u-s-mining-policy-and-unlocking-long-term-value/ (Asset profile)
  Solidus Resource press release (dated 2025-05-13) https://solidus-resources.com/solidus-resources-llc-receives-letter-of-interest-for-up-to-835-million-in-financing-from-export-import-bank-of-the-united-states-for-nevadas-spring-valley-project/ (Asset profile)
  Solidus Resources press release (dated 2025-02-18) https://solidus-resources.com/solidus-resources-llc-announces-positive-feasibility-study-results-for-its-spring-valley-gold-project-in-nevada/ (Mineral Resources and Mineral Reserves, LOM, LOM Production, Asset profile)

Dalgaranga

  Operator website: https://www.rameliusresources.com.au/dalgarangagoldmine/ (Asset profile)
  Ramelius Resources Ltd. press release (dated 2025-08-25) https://www.rameliusresources.com.au/wp-content/uploads/bsk-pdf-manager/2025/08/2025-08-25-Record-FY25-Net-Profit-After-Tax-of-A474.2M.pdf (Asset profile)
  Ramelius Resources Ltd. press release (dated 2025-09-09) https://www.rameliusresources.com.au/wp-content/uploads/bsk-pdf-manager/2025/09/dalgaranga-and-mt-magnet-hub-update.pdf (Asset profile)
  Ramelius Resources Ltd. corporate presentation (dated 2025-08-25) https://www.rameliusresources.com.au/wp-content/uploads/bsk-pdf-manager/2025/08/2025-08-25-FY25-Financial-Year-Results-Presentation.pdf (Asset profile)
  Benz Mining Corp. press release (dated 2025-18-13) https://api.investi.com.au/api/announcements/bnz/25a102bd-442.pdf (Asset profile)

Windfall

  Operator website: https://windfallmininggroup.com/ (Asset profile)
  Gold Fields Ltd. press release (dated 2025-08-22) https://www.profiledata.co.za/JSE_SENS_PDF/history/2025/08/22/SENS_20250822_S509416_FinancialResults.pdf (Asset profile)
  Gold Fields Ltd. corporate presentation (dated 2025-08-22) https://www.goldfields.com/reports/q2-2025/pdf/presentation.pdf (Asset profile)
  Gold Fields Ltd. Mineral Resources and Mineral Reserves Supplement to the Integrated Annual Report 2024 (dated 2025-03-27) https://www.goldfields.com/pdf/investors/integrated-annual-reports/2024/gold-fields-mrmr-2024-supplement.pdf (Mineral Reserves and Mineral Resources)

Hermosa

  Operator website: https://south32hermosa.com/en_US/ (Asset profile)
  South32 Ltd. press release (2025-07-20) https://www.south32.net/docs/default-source/exchange-releases/quarterly-report-june-2025-0x403e465eceb4e9b4.pdf?sfvrsn=c8874977_0 (Asset profile)
  South32 Ltd. press release (2025-08-25) https://south32hermosa.com/en_US/news-resources/news/south32-submits-information-to-assist-adeq-with-hermosa-air-permit-non-substantive-claim-amendments (Asset profile)
  South32 Ltd. press release (2025-08-27) https://www.south32.net/docs/default-source/exchange-releases/appendix-4e-and-2025-financial-results-and-outlook-0x364a5136bcbf066c.pdf?sfvrsn=9931cfdd_0 (Asset profile)
  South32 press release (2024-02-15) https://www.south32.net/docs/default-source/exchange-releases/final-investment-approval-to-develop-hermosa-taylor-deposit-0x5ffd9fac3b216589.pdf?sfvrsn=5638590a_0 (Asset profile, LOM, LOM production, Mineral Reserves and Mineral Resources)
  South32 Annual Report 2025 (2025-08-27) https://www.south32.net/docs/default-source/exchange-releases/2025-annual-report-0xe6d669a6f3e24e25.pdf?sfvrsn=7a42e1af_0 (Asset profile, Mineral Reserves and Mineral Resources)

AuWEST

  Operator website: https://tdggold.com/projects/gs-n-02/ (Asset profile)
  TDG Gold Corp. press release (2025-09-02) https://tdggold.com/wp-content/uploads/2025/09/TDGNR2025-19_AuWest_Hole1.pdf (Asset profile)
  Sable Resources Ltd. press release (2025-04-24) https://sableresources.com/sable-sells-third-party-royalties-and-grants-royalty-to-osisko-gold-royalties/ (Asset profile)

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at OR Royalties Inc., who is a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

About OR Royalties Inc.

OR Royalties is a precious metals royalty and streaming company focused on Tier-1 mining jurisdictions defined as Canada, the United States, and Australia. OR Royalties commenced activities in June 2014 with a single producing asset, and today holds a portfolio of over 195 royalties, streams and similar interests. OR Royalties’ portfolio is anchored by its cornerstone asset, the 3-5% net smelter return royalty on Agnico Eagle Mines Ltd.’s Canadian Malartic Complex, one of the world’s largest gold mines.

OR Royalties’ head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact OR Royalties Inc.:
Grant Moenting Vice President, Capital Markets Tel: (514) 940-0670 x116 Cell: (365) 275-1954 Email: gmoenting@ORroyalties.com	Heather Taylor Vice President, Sustainability and Communications Tel: (514) 940-0670 x105 Email: htaylor@ORroyalties.com

Forward-Looking Statements

Certain statements contained in this press release may be deemed “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, that development and growth catalysts to be achieved by operators of the properties in which the Company holds interest will be achieved in a timely manner. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of OR Royalties, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which OR Royalties holds a royalty, stream or other interest (collectively an “Interest”); risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from Mineral Resource Estimates or production forecasts by operators, (d) differences in conversion rate from Mineral Resources to Mineral Reserves and ability to replace Mineral Resources, (e) the unfavorable outcome of any challenges or litigation relating title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, (ii) with respect to other external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by OR Royalties, (b) a trade war or new tariff barriers, (c) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (d) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which OR Royalties holds an Interest are located or through which they are held, (e) continued availability of capital and financing and general economic, market or business conditions, and (f) responses of relevant governments to infectious diseases outbreaks and the effectiveness of such response and the potential impact of such outbreaks on OR Royalties’ business, operations and financial condition; (iii) with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by OR Royalties, (b) the integration of acquired assets or (c) the determination of OR Royalties’ PFIC status. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in OR Royalties’ ongoing income and assets relating to determination of its PFIC status, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which OR Royalties holds an Interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of OR Royalties filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. OR Royalties cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. OR Royalties believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward-looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. In this press release, OR Royalties relies on information publicly disclosed by other issuers and third parties pertaining to its assets and, therefore, assumes no liability for such third-party public disclosure. These statements speak only as of the date of this press release. OR Royalties undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

1 C1 costs are direct costs, which include costs incurred in mining and processing (labour, power, reagents, materials) plus local G&A, freight and realization and selling costs. Any by-product revenue is credited against costs at this stage. Costs are reported in US dollars per pound of copper produced.
2 CuT means total copper and CuS means acid soluble copper.